IMMERSE
SUBMARINE PILOTING

Founder Keith Crossland
Immerse Underwater Safari
625 W 57th St Unit 717
New York City, New York, 10019

September 19, 2020

Commercial Director Erik Hasselman
U-Boat Worx

Dear Erik,

This is a Letter of Intent that proposes to outline the partnership between Immerse Underwater Safari and U-Boat Worx. I do not consider the terms and conditions stated in this letter as binding and am open to negotiation.

We have agreed that we will enter into a partnership for the purposes of obtaining a U-Boat Worx C-Explorer 5 (submersible) for tourist operations in North Male Maldives. Immerse Underwater Safari's main responsibility will be running the operations of the business while showcasing the U-Boat Worx C-Explorer 5 submersible. U-Boat Worx main responsibility will be providing the discounted submersible, providing training for Immerse Underwater Safari crew, providing service whenever needed to the submersible. Highlights of the terms are listed below:

1. Immerse Underwater Safari obtains the C-Explorer 5 using a valuation of 1,700,000 Euros.
2. U-Boat Worx will contribute 50% of the value of the submersible towards Immerse Underwater Safari making the final cost 850,000 Euros.
3. Ownership of the C-Explorer 5 will be transferred from U-Boat Worx to Immerse Underwater Safari upon the 850,000 Euros payment.
4. Immerse Underwater Safari and U-Boat Worx will split the submersible shipping costs to the Maldives.
5. U-Boat Worx will provide training to Immerse Underwater Safari staff at cost.
6. Immerse Underwater Safari will obtain a service contract with U-Boat Worx at market price.

IMMERSE
SUBMARINE PILOTING

This letter is a formal expression of intent to start a partnership. I propose we continue towards memorializing these terms into contract.

Sincerely,

Keith Crossland

U-Boat Worx Rep
Erik Hasselman
Commercial Director